Schedule 13G                                                         Page 1 of 5

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                   LASERSCOPE
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    518081104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 19, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5


CUSIP No. .......................................

--------------- ----------------------------------------------------------------------------------------------------
1.              Names of Reporting Persons.

                I.R.S. Identification Nos. of above persons (entities only).                     Michael H. Iles
                ....................................................................................................

--------------- ----------------------------------------------------------------------------------------------------
2.              Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)      ...........................................................................................

                (b)      ...........................................................................................

--------------- ----------------------------------------------------------------------------------------------------
3.              SEC Use Only .......................................................................................

--------------- ----------------------------------------------------------------------------------------------------
4.              Citizenship or Place of Organization            Canada..............................................

--------------- ----------------------------------------------------------------------------------------------------
                5.       Sole Voting Power            See Items 4 and 6.............................................
Number of
Shares          ----------------------------------------------------------------------------------------------------
Beneficially    6.       Shared Voting Power          0.............................................................
Owed by Each
Reporting       ----------------------------------------------------------------------------------------------------
Person With     7.       Sole Dispositive Power          See Items 4 and 6..........................................

                ----------------------------------------------------------------------------------------------------
                8.       Shared Dispositive Power         0.........................................................

--------------- ----------------------------------------------------------------------------------------------------
9.              Aggregate Amount Beneficially Owned by Each Reporting Person        See Items 4 and 6...............

--------------- ----------------------------------------------------------------------------------------------------
10.             Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ................

--------------- ----------------------------------------------------------------------------------------------------
11.             Percent of Class Represented by Amount in Row (9)                  See Items 4 and 6................

--------------- ----------------------------------------------------------------------------------------------------
12.             Type of Reporting Person (See Instructions)                              IN (See Item 6)

--------------------------------------------------------------------------------------------------------------------


.....................................................................................................................


.....................................................................................................................


....................................................................................................................


....................................................................................................................


....................................................................................................................


----------------------------------------------------------------------------------------------------------------------

Schedule 13G                                                         Page 3 of 5


ITEM 1.

(a)     Name of Issuer                                          Laserscope, a California corporation

(b)     Address of Issuer's Principal Executive Offices         3070 Orchard Drive
                                                                San Jose, California 95134-2011

ITEM 2.

(a)     Name of Person Filing                                   Michael H. Iles

(b)     Address of Principal Business Office or,                260 Engleburn Avenue
        if none, Residence                                      Peterborough, Ontario
                                                                Canada K9H 1S7

(c)     Citizenship                                             Canada

(d)     Title of Class of Securities                            Common Stock, no par value ("Common Stock")

(e)     CUSIP Number                                            519081104

ITEM 3.

        If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Schedule 13G                                                         Page 4 of 5


ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 1,075,000 shares.

        (b)     Percent of class: 6.0%.

        (c)     Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote 1,075,000 shares.

                (ii)    Shared power to vote or to direct the vote none.

                (iii) Sole power to dispose or to direct the disposition of 1,075,000 shares.

                (iv) Shared power to dispose or to direct the disposition of none.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The record holder of 855,000 shares of the Common Stock covered by this Schedule 13G is Technology Investors Limited Partnership, a limited partnership organized under the laws of Ontario (the "Customer") whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd., a corporation organized under the laws of Canada ("Closeburn"). Closeburn acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on, or the proceeds from the sale of, such securities. Closeburn is wholly-owned by Michael H. Iles, a citizen of Canada ("Iles"). Because Closeburn is wholly-owned by Iles, Iles may be deemed the beneficial owner of 855,000 shares of the Common Stock covered by this Schedule 13G. Iles is the record holder of 220,000 shares of Common Stock.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Item 6

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                         Page 5 of 5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          --------------------------------------
                                                        Date

                                          --------------------------------------
                                                       Signature

                                          --------------------------------------
                                                       Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
            FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)